Subsidiaries of Empower Annuity Insurance Company of America
Exhibit 21

Subsidiary	Jurisdiction of Incorporation or Organization
Empower Advisory Group, LLC	Colorado
Empower Annuity Insurance Company	Connecticut
Empower Capital Management, LLC	Colorado
Empower Financial Services, Inc.	Delaware
Empower Insurance Agency, LLC	Colorado
Empower Life & Annuity Insurance Company of New York	New York
Empower Personal Wealth, LLC	Delaware
Empower Retirement, LLC	Colorado
Empower Securities Holdings, LLC	Colorado
Empower Securities Holdings II, Inc.	Colorado
Empower Services Holdings US, LLC	Delaware
Empower Stock Plan Services, LLC	Pennsylvania
Empower Trust Company, LLC	Colorado
Great-West Life & Annuity Insurance Company of South Carolina	South Carolina
Mullin TBG Insurance Agency Services, LLC	Delaware
PAFI, LLC	Colorado
PAFL, LLC	Delaware
PanAgora Asset Management, Inc.	Delaware